August 16, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Daimler Trucks Retail Receivables LLC Registration Statement on Form SF-3 File No. 333-261321

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 4:00 p.m. (Eastern time) on August 19, 2022, or as soon thereafter as practicable.

Very truly yours,

DAIMLER TRUCKS RETAIL RECEIVABLES LLC

By:	/s/ Steve Hathaway
Name:	Steve Hathaway
Title:	Vice President